Exhibit 99.2

4Q18 HIGHLIGHTS

São Paulo, February 21, 2019 — Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the fourth quarter of 2018. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include data for associates and jointly controlled entities, except where stated otherwise.

CONSOLIDATED HIGHLIGHTS

•                      Highest full-year EBITDA of the last 10 years (R$ 6.7 billion), with EBITDA margin of 14.4%, and highest 4Q EBITDA of the last 10 years (R$ 1.4 billion), with EBITDA margin of 12.9%.

•                      Dividend distribution of R$ 765 million approved for 2018 is the highest of the last 10 years.

•                      Financial leverage measured by the net debt/adjusted EBITDA ratio stood at 1.7x on Dec. 31st, 2018.

•                      Free cash flow of R$ 2.6 billion in 2018 and R$ 2.0 billion in 4Q18.

EBITDA (R$ million) and EBITDA Margin (%)	Dividends (R$ million)

Debt (R$ billion) and Leverage	Free Cash Flow (R$ million)

CONSOLIDATED INFORMATION

GERDAU’S PERFORMANCE IN 4Q18

Results of Operations

CONSOLIDATED	4Q18	4Q17	∆	3Q18	∆	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	3,221	3,949	-18.4%	3,969	-18.8%	15,342	16,120	-4.8%
Shipments of steel	3,167	3,774	-16.1%	3,688	-14.1%	14,561	14,937	-2.5%
Results (R$ million)
Net Sales	10,900	9,817	11.0%	12,836	-15.1%	46,159	36,918	25.0%
Cost of Goods Sold	(9,596)	(8,777)	9.3%	(10,974)	-12.6%	(40,010)	(33,313)	20.1%
Gross profit	1,304	1,040	25.4%	1,862	-30.0%	6,149	3,605	70.6%
Gross margin (%)	12.0%	10.6%		14.5%		13.3%	9.8%
SG&A	(393)	(398)	-1.3%	(418)	-6.0%	(1,662)	(1,655)	0.4%
Selling expenses	(131)	(122)	7.4%	(141)	-7.1%	(580)	(525)	10.5%
General and administrative expenses	(262)	(276)	-5.1%	(277)	-5.4%	(1,082)	(1,130)	-4.2%
%SG&A/Net Sales	3.6%	4.1%		3.3%		3.6%	4.5%
Adjusted EBITDA	1,404	1,181	18.9%	2,013	-30.3%	6,657	4,321	54.1%
Adjusted EBITDA Margin	12.9%	12.0%		15.7%		14.4%	11.7%

Production and shipments

Consolidated crude steel production and shipments of steel decreased in 4Q18 compared to 4Q17, mainly due to the lower production and shipment volumes following the deconsolidation of assets during 2018. Excluding divestments, sales remained stable in the comparison periods. In relation to 3Q18, crude steel production and shipments decreased due to seasonality in all Business Divisions (BDs) and especially due to the deconsolidation of the rebar assets in the North America BD and of the assets in India in the Special Steel BD.

Operating result

In 4Q18, consolidated net sales increased in relation to 4Q17, due to the higher net sales per tonne at all BDs, supported by higher international prices, especially at the North America BD.

Consolidated cost of goods sold also increased in relation to 4Q17, due to the higher costs per tonne at all BDs, which were influenced by the higher prices of inputs in general, especially electrodes.

Consolidated gross profit increased in relation to 4Q17, supported by the better performance of the North America BD. Meanwhile, gross margin expanded since costs did not accompany the prices practiced in the North America BD, which improved the metals spread in this division.

Selling, general and administrative (SG&A) expenses in 4Q18 decreased in relation to both 4Q17 and 3Q18 to reach their lowest level ever (3.6% of net sales), reflecting the ongoing efforts to streamline operations and implement the digital innovation.

Breakdown of Consolidated EBITDA (R$ million)	4Q18	4Q17	∆	3Q18	∆	2018	2017	∆
Net income	389	(1,384)	—	791	-50.8%	2,326	(339)	—
Net financial result	392	438	-10.5%	441	-11.1%	1,890	1,143	65.4%
Provision for income and social contribution taxes	(149)	(221)	-32.6%	39	-482.1%	(169)	296	—
Depreciation and amortization	504	524	-3.8%	478	5.4%	1,892	2,092	-9.6%
EBITDA - Instruction CVM (1)	1,136	(643)	—	1,749	-35.0%	5,939	3,192	86.1%
Impairment of assets	—	1,115	—	—	—	—	1,115	—
Gains and losses on assets held for sale and sales os interest in subsidiaries	186	649	-71.3%	177	5.1%	414	722	-42.7%
Equity in earnings of unconsolidated companies	29	2	—	3	—	(10)	35	—
Proportional EBITDA of associated companies and jointly controlled entities	53	58	-8.6%	84	-36.9%	314	187	67.9%
Reversal of contingent liabilities, net	—	—	—	—	—	—	(930)	—
Adjusted EBITDA(2)	1,404	1,181	18.9%	2,013	-30.3%	6,657	4,321	54.1%
Adjusted EBITDA Margin	12.9%	12.0%		15.7%		14.4%	11.7%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	4Q18	4Q17	3Q18	2018	2017
EBITDA - Instruction CVM (1)	1,136	(643)	1,749	5,939	3,192
Depreciation and amortization	(504)	(524)	(478)	(1,892)	(2,092)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	632	(1,167)	1,271	4,047	1,100

(1) — Non-accounting measure calculated in accordance with CVM Instruction 527.

(2) — Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

(3) — Accounting measurement disclosed in the consolidated Income Statement.

Adjusted EBITDA and adjusted EBITDA margin grew in 4Q18 compared to 4Q17, accompanying the performance of gross profit and gross margin, led by the performance of the North America BD. Note that this was highest EBITDA for a fourth quarter of the last 10 years.

Financial result and net income

CONSOLIDATED (R$ million)	4Q18	4Q17	∆	3Q18	∆	2018	2017	∆
Income before financial income expenses and taxes(1)	632	(1,167)	—	1,271	-50.3%	4,047	1,100	267.9%
Financial Result	(392)	(438)	-10.5%	(441)	-11.1%	(1,890)	(1,143)	65.4%
Financial income	82	48	70.8%	57	43.9%	204	226	-9.7%
Financial expenses	(425)	(400)	6.3%	(401)	6.0%	(1,579)	(1,726)	-8.5%
Exchange variation, net (including net investment hedge)	181	(81)	—	(135)	—	(346)	(9)	—
Exchange variation (other currencies)	6	(3)	—	21	-71.4%	23	5	360%
Bonds repurchase expenses	(224)	—	—	—	—	(224)	—	—
Reversal of monetary update of contingent liabilities, net	—	—	—	—	—	—	370	—
Gains (losses) on financial instruments, net	(12)	(2)	500.0%	17	—	32	(9)	—
Income before taxes(1)	240	(1,605)	—	830	-71.1%	2,157	(43)	—
Income and social contribution taxes	149	221	-32.6%	(39)	—	169	(296)	—
Exchange variation including net investment hedge	(129)	81	—	101	—	358	9	—
Other lines	(209)	22	—	(110)	90.0%	(646)	19	—
Non-recurring items	487	118	312.7%	(30)	—	457	118	287.3%
On reversal of contingent liabilities	—	—	—	—		—	(442)
Consolidated Net Income (1)	389	(1,384)	—	791	-50.8%	2,326	(339)	—
Non-recurring items	(77)	1,646	—	207	—	181	861	-79.0%
Gains and losses on assets held for sale and sales os interest in subsidiaries	186	649	-71.3%	177	5.1%	414	722	-42.7%
Bonds repurchase expenses	224	—	—	—	—	224	—	—
Impairment of assets	—	1,115	—	—	—	—	1,115	—
Income and social contribution taxes - Non-recurring items	(487)	(118)	312.7%	30	—	(457)	(118)	287.3%
Reversal of contingent liabilities, net	—	—	—	—	—	—	(858)	—
Consolidated Adjusted Net Income(2)	312	262	19.1%	998	-68.7%	2,507	522	380.3%

(1) - Accounting measure disclosed in the consolidated Income Statement.

(2) - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result but did not produce any cash effects.

In 4Q18 compared to 4Q17, the better financial result was due to the effects from exchange variation on liabilities contracted in U.S. dollar, which were partially offset by the line “Income Tax/Social Contribution — effects from exchange variation that include net investment hedge.” The financial result was affected by the costs incurred with the bond repurchase in 4Q18, based on non-recurring items to compose the consolidated adjusted net income.

The growth in adjusted net income in 4Q18 compared to 4Q17 was due to the improvement in adjusted EBITDA.

Dividends

Gerdau S.A. approved the payment of dividends in the amount of R$ 170 million (R$ 0.10 per share) in 4Q18.

Payment date: March 18th, 2019

Record date: shareholdings on March 6th, 2019

Ex-dividend date: March 7th, 2019

In 2018, Gerdau S.A. approved the distribution of R$ 765 million (R$ 0.45 per share) in dividends, which represents a significant increase in relation to the amount distributed in 2017, of R$ 137 million (R$ 0.08 per share).

Working Capital and Cash Conversion Cycle

In December 2018, the cash conversion cycle measured in days (working capital divided by the daily net sales of the quarter) decreased in relation to September 2018, reflecting the reduction in working capital needs, which was greater than the reduction in revenue, due to the deconsolidation of the rebar assets in North America BD and the efforts to streamline operations at all divisions.

Financial Liabilities

Debt composition (R$ Million)	12.31.2018	09.30.2018	12.31.2017
Short Term	1,825	2,178	2,004
Long Term	13,082	16,015	14,505
Gross Debt	14,907	18,193	16,509
Cash, cash equivalents and short-term investments	3,325	3,475	3,377
Net Debt	11,582	14,718	13,132

On December 31st, 2018, gross debt was 12.2% short term and 87.8% long term. Broken down by currency, 26.2% of gross debt was denominated in Brazilian real, 73.3% in U.S. dollar and 0.5% in other currencies. For comparison purposes, on December 31st, 2017, 80.8% of gross debt was denominated in U.S. dollar, which demonstrates the Company’s strategy to reduce its exposure to the dollar and consequently better align the currency profile of its debt with that of its cash generation.

On December 31st, 2018, 61.0% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	12.31.2018		09.30.2018		12.31.2017
Gross debt / Total capitalization (1)	36%		40%		41%
Net debt(2) (R$) / EBITDA (3) (R$)	1.7	x	2.2	x	3.0	x

(1) - Total capitalization = shareholders’ equity + gross debt – debt interest

(2) - Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

(3) - EBITDA in the last 12 months.

The sharp reduction in the net debt/EBITDA ratio from 3.0x in December 2017 to 1.7x in December 2018 reflects the continued improvement in EBITDA and the funds generated by the divestment program, with a focus on deleveraging and optimizing the Company’s asset portfolio.

Payment schedule of gross debt (long term)

In 4Q18, the Company carried out the 15th issue of debentures of Gerdau S.A. in the amount of R$ 1.5 billion and repurchased US$ 1 billion in bonds (distributed among bonds coming due in 2020, 2021, 2023 and 2024) with the aim of reducing its gross debt, restructuring and rebalancing its debt maturity schedule and reducing its exposure in U.S. dollar.

On December 31, 2018, the nominal weighted average cost of gross debt was 6.7%, or 6.8% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 10.7% for the portion contracted by subsidiaries abroad. On December 31, 2018, the average gross debt term was 7.0 years.

The Board of Directors established as the Company’s financial policy the implementation and maintenance in the long term of the following parameters:

•                     maximum Net Debt/EBITDA ratio of between 1x and 1.5x;

•                     average debt term of over six years;

•                     maximum Gross Debt of R$ 12 billion.

These parameters will enable the Company to pursue a balanced financial situation while successfully executing an investment plan to meet the market’s demands and the industry’s challenges.

Investments

Investments 2018

Of the total capex in the quarter, which amounted to R$ 360 million, 50.4% was allocated to the Brazil BD, 27.1% to the North America BD, 17.6% to the Special Steel BD and 4.9% to the South America BD. Capex came to R$ 1.2 billion in 2018, which was allocated to productivity gains and maintenance.

Investments 2019-21

As an evolution of the Company’s governance process, Gerdau is announcing its capex plan for the next three years (2019-2021, which amounted to R$ 7.1 billion, broken down into three categories:

•           General maintenance: focused on improving the operational excellence of existing assets.

•           Ouro Branco (Minas Gerais, Brasil) Maintenance: series of initiatives related to planned stoppage of the mill’s modernization in 2022. In 2019, there will be a 60-day scheduled stoppage on Blast Furnace 1 in Ouro Branco mill, and in 2020 and 2021, there will be a series of gradual improvements. During this period, strategic inventories will be built to ensure normal supply to clients.

•           Technological expansion and updating: investments to expand installed capacity and to update technology in product lines with higher profitability potential. The execution of these investments will be flexible, since they will be realized as the expectations of the market developments and of free cash flow generation for the period are confirmed, always ensuring compliance with the financial policy of maintaining a Net Debt/EBITDA ratio of between 1x and 1.5x.

Divestments

On October 31st, 2018, Gerdau concluded the sale of 100% of its operations and assets in India, including its special steel industrial unit in said country, with annual installed capacity of 250,000 tonnes of crude steel and 300,000 tonnes of rolled steel, to Blue Coral Investment Holdings Pte. Ltd and Mountainpeak Investment Holdings Ltd., for US$ 120 million.

On November 5th, 2018, Gerdau concluded the sale of four rebar units, fabricated rebar units and distribution centers in the United States, to Commercial Metals Company (CMC). The agreement included the mills in Jacksonville (FL), Knoxville (TN), Rancho Cucamonga (CA) and Sayreville (NJ), as well as all Gerdau’s fabricated rebar units in the United States. The economic value of the transaction is US$ 600 million, as announced in January 2, 2018, in addition to the estimated working capital adjustments.

With the consummation of the sale of the assets in India and of the rebar units in the United States, Gerdau concluded its divestment program and now will focus on its more profitable operations in the Americas. The economic value of the Company’s divestments since 2014 has surpassed R$ 7.0 billion.

To present the results of the business divisions excluding the effects from the divestment program, pro forma results for 2018 follow:

RESULTS 2018	Consolidated	Divestments	Pro Forma
Volumes (1,000 tonnes)	14,561	(2,289)	12,272
Brazil	5,535	—	5,535
North America	6,085	(1,869)	4,216
South America	1,307	(224)	1,083
Special Steel	2,111	(196)	1,915
Net Revenue	46,159	(6,582)	39,577
Brazil	15,745	—	15,745
North America	19,927	(5,441)	14,486
South America	3,801	(576)	3,225
Special Steel	8,159	(565)	7,593
EBITDA	6,657	(318)	6,338
Brazil	3,032	—	3,032
North America	1,787	(183)	1,604
South America	679	(38)	641
Special Steel	1,299	(97)	1,202
EBITDA Margin (%)	14.4%		16.0%
Brazil	19.3%		19.3%
North America	9.0%		11.1%
South America	17.9%		19.9%
Special Steel	15.9%		15.8%

The divestment information includes the results of the divisions that were sold until the date on which they were consolidated, as mentioned in note 3.4 to the Financial Statements of the Company.

Cash Flow

In 4Q18, free cash flow amounted to R$ 2,038 million, and was generated by adjusted EBITDA, which was sufficient to cover capex commitments, income tax and interest obligations, as well as the freeing of working capital.

Free Cash Flow 4Q18 (R$ million)

Free Cash Flow - Quarter (R$ million)

A well-defined but flexible investment program for the next three years combined with the leverage and indebtedness parameters established by the Board of Directors for the long term will enable the Company to continue aspiring to generate positive free cash flow in the coming years, which is extremely important for an intensive capital business whose main products and inputs have significant exposure to international prices.

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•                     Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•                     North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•                     South America BD (South America Business Division) — includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•                     Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA AND EBITDA MARGIN

Brazil BD

BRAZIL BD	4Q18	4Q17	∆	3Q18	∆	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	1,454	1,541	-5.6%	1,479	-1.7%	5,845	6,131	-4.7%
Shipments of steel	1,311	1,462	-10.3%	1,422	-7.8%	5,535	5,608	-1.3%
Domestic Market	887	908	-2.3%	1,085	-18.2%	3,951	3,617	9.2%
Exports	424	554	-23.5%	337	25.8%	1,585	1,991	-20.4%
Shipments of long steel	921	1,071	-14.0%	1,060	-13.1%	4,079	4,261	-4.3%
Domestic Market	589	606	-2.8%	754	-21.8%	2,683	2,584	3.8%
Exports	332	465	-28.6%	306	8.5%	1,396	1,677	-16.8%
Shipments of flat steel	390	391	-0.3%	362	7.7%	1,457	1,347	8.1%
Domestic Market	298	302	-1.3%	331	-10.0%	1,268	1,033	22.7%
Exports	92	89	3.1%	31	196.0%	189	314	-39.8%
Results (R$ million)
Net Sales(1)	3,946	3,475	13.5%	4,390	-10.1%	15,745	12,563	25.3%
Domestic Market	3,023	2,530	19.5%	3,572	-15.4%	12,320	9,507	29.6%
Exports	923	945	-2.3%	818	12.8%	3,425	3,056	12.1%
Cost of Goods Sold	(3,374)	(2,950)	14.4%	(3,602)	-6.3%	(13,044)	(10,996)	18.6%
Gross profit	571	525	8.8%	788	-27.5%	2,701	1,567	72.4%
Gross margin (%)	14.5%	15.1%		18.0%		17.2%	12.5%
EBITDA	647	605	6.9%	891	-27.4%	3,032	1,925	57.5%
EBITDA margin (%)	16.4%	17.4%		20.3%		19.3%	15.3%

(1) – Includes iron ore sales.

Production and shipments

Crude steel production decreased in 4Q18 compared to 4Q17, due to the lower shipments in the period.

Shipments in 4Q18 decreased in relation to 4Q17, mainly owing to the decline in exports given their lower profitability in the period. Compared to 3Q18, the reduction in shipments was due to the seasonality of the domestic market.

In the comparison of 2018 to 2017, a highlight was the recovery in the domestic market, supported primarily by the recovery of the retail construction and manufacturing industries.

In 4Q18, 642,000 tonnes of iron ore were sold to third parties and 1,224,000 tonnes were consumed internally.

Operating Result

Net sales increased in 4Q18 compared to 4Q17, due to the increase in net sales per tonne sold in the domestic market and the higher international prices. Compared to 3Q18, the decrease in net sales is explained by the lower volumes sold in the domestic market and the lower export prices.

Cost of goods sold increased in 4Q18 in relation to 4Q17, due to the higher costs of raw materials, especially scrap and coking coal.

Gross profit increased in 4Q18 compared to 4Q17 due to higher prices practiced. Meanwhile, gross margin decreased in relation to the prior-year quarter, reflecting the lower volumes sold, which led to lower dilution of fixed costs.

EBITDA and EBITDA margin increased in 4Q18 compared to 4Q17, accompanying the performance of gross profit and gross margin. The decrease in EBITDA and EBITDA margin in relation to 3Q18 was due to the worst mix between sales in the domestic market and exports, combined with the lower prices in the domestic market.

EBITDA (R$ million) and EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	4Q18	4Q17	∆	3Q18	∆	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	1,179	1,643	-28.2%	1,699	-30.6%	6,431	6,764	-4.9%
Shipments of steel	1,198	1,566	-23.5%	1,532	-21.8%	6,085	6,313	-3.6%
Results (R$ million)
Net Sales	4,335	3,903	11.1%	5,753	-24.7%	19,927	15,433	29.1%
Cost of Goods Sold	(3,915)	(3,787)	3.4%	(5,155)	-24.1%	(18,165)	(14,824)	22.5%
Gross profit	420	116	262.0%	598	-29.8%	1,763	609	189.4%
Gross margin (%)	9.7%	3.0%		10.4%		8.8%	3.9%
EBITDA	437	167	161.8%	605	-27.7%	1,787	797	124.2%
EBITDA margin (%)	10.1%	4.3%		10.5%		9.0%	5.2%

Production and shipments

Production and shipments in 4Q18 decreased in relation to both 4Q17 and 3Q18, mainly due to the deconsolidation of the rebar units in the United States as from November 2018.

Operating Result

Net sales increased in 4Q18 compared to 4Q17, due to the increase in net sales per tonne sold, which was influenced by better prices in the international market throughout 2018, even after the deconsolidation of the debar units.

The increase in cost of goods sold in 4Q18 compared to 4Q17 was mainly due to the higher costs of inputs in general.

The significant improvement in gross profit and gross margin in 4Q18 in relation to 4Q17 was due to the better metal spread, which was supported by favorable economic growth for the construction and manufacturing industries.

The growth in EBITDA and EBITDA margin in 4Q18 in relation to 4Q17 accompanied the performance of gross profit and gross margin in the same comparison periods, and was the highest EBITDA and EBITDA margin for a fourth quarter of the last 10 years.

For the North America BD, the year 2018 was marked by strong recovery in terms of EBITDA and EBITDA margin compared to prior years, due to the combination of a better economic scenario, the reduction in imports into the United States and the Company’s efforts to improve the profitability of its assets.

EBITDA (R$ million) and EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	4Q18	4Q17	∆	3Q18	∆	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	144	253	-43.0%	142	1.5%	746	1,043	-28.5%
Shipments of steel	262	383	-31.5%	283	-7.3%	1,307	1,723	-24.2%
Results (R$ million)
Net Sales	819	1,125	-27.2%	908	-9.8%	3,801	4,026	-5.6%
Cost of Goods Sold	(701)	(972)	-27.9%	(762)	-8.0%	(3,231)	(3,523)	-8.3%
Gross profit	118	153	-23.0%	146	-19.3%	570	503	13.4%
Gross margin (%)	14.4%	13.6%		16.1%		15.0%	12.5%
EBITDA	128	175	-26.8%	185	-30.8%	679	567	19.7%
EBITDA margin (%)	15.6%	15.6%		20.4%		17.9%	14.1%

Production and shipments

Production and shipments decreased in 4Q18 compared to 4Q17, mainly due to the deconsolidation of Chile as of July 2018. In relation to 3Q18, production remained stable, while shipments decreased, mainly due to the weaker economic activity in Argentina.

Operating Result

Net sales and cost of goods sold decreased in 4Q18 compared to 4Q17, due to the deconsolidation of Chile as of July 2018. Compared to 3Q18, both indicators decreased due to exchange variation in the period.

Gross margin expanded in 4Q18 compared to 4Q17, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold, influenced by the higher international prices. Compared to 3Q18, gross margin decreased due to the lower international prices in the period.

Compared to 4Q17, EBITDA accompanied the performance of gross profit, given the deconsolidation of Chile, while EBITDA margin remained stable.

EBITDA (R$ million) and EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	4Q18	4Q17	∆	3Q18	∆	2018	2017	∆
Volumes (1,000 tonnes)
Production of crude steel	444	513	-13.5%	649	-31.6%	2,321	2,182	6.4%
Shipments of steel	474	498	-4.8%	554	-14.4%	2,111	1,977	6.8%
Results (R$ million)
Net Sales	1,989	1,608	23.7%	2,305	-13.7%	8,159	6,229	31.0%
Cost of Goods Sold	(1,814)	(1,362)	33.2%	(1,977)	-8.2%	(7,065)	(5,301)	33.3%
Gross profit	175	246	-29.0%	328	-46.8%	1,094	928	17.9%
Gross margin (%)	8.8%	15.3%		14.2%		13.4%	14.9%
EBITDA	226	308	-26.5%	372	-39.1%	1,299	1,139	14.0%
EBITDA margin (%)	11.4%	19.2%		16.1%		15.9%	18.3%

Production and shipments

Crude steel production and shipments decreased in 4Q18 compared to 4Q17, mainly due to the deconsolidation of India. Compared to 3Q18, the reduction in production and shipments was due to the deconsolidation of India as of October 2018, while the decrease in vehicle exports from Brazil to Argentina is explained by the weaker economic activity in Argentina.

Operating Result

Net sales increased in 4Q18 compared to 4Q17, due to the higher net sales per tonne sold.

Cost of goods sold increased in relation to 4Q17, due to the higher costs of inputs in general, especially electrodes, scrap and metal alloys.

Gross margin decreased in 4Q18 compared to 4Q17, since the increase in costs per tonne sold outpaced the increase in net sales per tonne sold due to the strong pressure on the costs of inputs in general and the higher impact on fixed cost in the period, given the lower production. It is important to note the adverse effects in the second half of 2018 due to the decline in economic activity in Argentina, which affected Brazil’s auto industry, which is an important client of our special steel operations in that country, and, with regard to cost pressure, increases in the prices of higher-quality scrap and electrodes, which are important cost components in this operation.

Meanwhile, EBITDA margin accompanied the decrease in gross margin in relation to 4Q17.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2018	December 31, 2017	December 31, 2016
CURRENT ASSETS
Cash and cash equivalents	2,890,144	2,555,338	5,063,383
Short-term investments Held for Trading	459,470	821,518	1,024,411
Trade accounts receivable - net	3,201,656	2,798,420	3,576,699
Inventories	9,167,689	6,701,404	6,332,730
Tax credits	527,428	402,429	504,429
Income and social contribution taxes recoverable	445,561	487,633	623,636
Unrealized gains on financial instruments	30,711	—	2,557
Assets held for sale	—	3,745,634	—
Other current assets	780,423	469,737	668,895
	17,503,082	17,982,113	17,796,740

NON-CURRENT ASSETS
Tax credits	32,065	30,841	56,703
Deferred income taxes	3,874,054	3,054,393	3,407,230
Unrealized gains on financial instruments	2,706	—	10,394
Related parties	27,939	51,839	57,541
Judicial deposits	2,135,414	2,051,181	1,861,784
Other non-current assets	449,592	542,973	447,260
Prepaid pension cost	17,952	1,149	56,797
Advance for future investment in equity interest	375,456	—	—
Investments in associates and jointly-controlled entities	1,367,802	1,280,299	798,844
Goodwill	9,112,390	7,891,142	9,470,016
Other Intangibles	836,096	972,089	1,319,941
Property, plant and equipment, net	15,546,481	16,443,742	19,351,891
	33,777,947	32,319,648	36,838,401

TOTAL ASSETS	51,281,029	50,301,761	54,635,141

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2017	December 31, 2017	December 31, 2016
CURRENT LIABILITIES
Trade accounts payable	4,119,057	3,179,954	2,743,818
Short-term debt	1,822,183	2,004,341	4,458,220
Debentures	2,755	—	—
Taxes payable	351,545	284,101	341,190
Income and social contribution taxes payable	395,682	70,242	74,458
Payroll and related liabilities	588,627	443,859	464,494
Dividends payable	169,616	—	—
Employee benefits	157	253	409
Environmental liabilities	60,419	21,928	17,737
Unrealized losses on financial instruments	5,245	—	6,584
Liabilities held for sale	—	1,084,032	—
Other current liabilities	988,967	625,410	514,599
	8,504,253	7,714,120	8,621,509

NON-CURRENT LIABILITIES
Long-term debt	11,545,658	14,457,315	15,959,590
Debentures	1,536,118	47,928	165,423
Related parties	1,350	—	—
Deferred income taxes	118,368	82,686	395,436
Unrealized losses on financial instruments	—	1,267	—
Provision for tax, civil and labor liabilities	770,305	827,883	2,239,226
Environmental liabilities	72,228	63,263	66,069
Employee benefits	1,356,560	1,424,611	1,504,394
Obligations with FIDC	938,526	1,135,077	1,007,259
Other non-current liabilities	499,092	653,670	401,582
	16,838,205	18,693,700	21,738,979

EQUITY
Capital	19,249,181	19,249,181	19,249,181
Treasury stocks	(280,426)	(76,085)	(98,746)
Capital reserves	11,597	11,597	11,597
Retained earnings	4,806,089	3,315,374	3,763,207
Operations with non-controlling interests	(2,870,825)	(2,870,831)	(2,873,335)
Other reserves	4,814,988	4,015,965	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	25,730,604	23,645,201	24,028,136

NON-CONTROLLING INTERESTS	207,967	248,740	246,517

EQUITY	25,938,571	23,893,941	24,274,653

TOTAL LIABILITIES AND EQUITY	51,281,029	50,301,761	54,635,141

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2016
NET SALES	10,899,702	9,816,898	46,159,478	36,917,619	37,651,667
Cost of sales	(9,596,145)	(8,777,352)	(40,010,100)	(33,312,995)	(34,187,941)
GROSS PROFIT	1,303,557	1,039,546	6,149,378	3,604,624	3,463,726
Selling expenses	(138,493)	(122,335)	(570,431)	(524,965)	(710,766)
Allowance for doubtful accounts	7,402	—	(9,914)	—	—
General and administrative expenses	(262,000)	(276,090)	(1,082,449)	(1,129,943)	(1,528,262)
Other operating income	82,041	33,268	235,421	260,618	242,077
Other operating expenses	(146,073)	(75,415)	(270,413)	(168,887)	(114,230)
Impairment of assets	—	(1,114,807)	—	(1,114,807)	(2,917,911)
Results in operations with subsidiaries and associate company	(185,559)	(649,204)	(414,507)	(721,682)	(58,223)
Reversal of contingent liabilities, net	—	—	—	929,711	—
Equity in earnings of unconsolidated companies	(28,796)	(2,186)	10,141	(34,597)	(12,771)
INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	632,079	(1,167,223)	4,047,226	1,100,072	(1,636,360)
Financial income	81,580	47,509	204,000	226,615	252,045
Financial expenses	(424,802)	(399,569)	(1,579,341)	(1,726,284)	(2,010,005)
Bonds repurchases	(223,925)	—	(223,925)	—	—
Exchange variations, net	187,052	(84,359)	(322,621)	(4,057)	851,635
Reversal of monetary update of contingent liabilities, net	—	—	—	369,819	—
Gain and losses on financial instruments, net	(11,959)	(1,612)	32,092	(9,441)	(38,930)
INCOME (LOSS) BEFORE TAXES	240,025	(1,605,254)	2,157,431	(43,276)	(2,581,615)
Current	276,081	(116,199)	(629,209)	(313,758)	(110,511)
Deferred	(126,941)	337,872	798,160	18,367	(193,803)
Income and social contribution taxes	149,140	221,673	168,951	(295,391)	(304,314)

NET INCOME (LOSS)	389,165	(1,383,581)	2,326,382	(338,667)	(2,885,929)

(+) Impairment of assets	—	1,114,807	—	1,114,807	2,917,911
(-) Results in operations with subsidiaries and associate company	185,559	649,204	414,507	721,682	58,223
(+) Bonds repurchases	223,925	—	223,925	—	—
(-) Reversal of contingent liabilities, net	—	—	—	(929,711)	—
(-) Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)	—
(+) Income tax of extraordinary items	(486,647)	(117,984)	(457,400)	323,856	—
(=) Total of extraordinary items	(77,163)	1,646,027	181,032	860,815	2,976,134

ADJUSTED NET INCOME*	312,002	262,446	2,507,414	522,148	90,205

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Net income (loss) for the year	389,165	(1,383,581)	2,326,382	(338,667)	(2,885,929)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	503,926	523,875	1,891,814	2,092,551	2,535,955
Impairment of Assets	—	1,114,807	—	1,114,807	2,917,911
Equity in earnings of unconsolidated companies	28,796	2,186	(10,141)	34,597	12,771
Exchange variation, net	(187,052)	84,359	322,621	4,057	(851,635)
Losses (Gains) on financial instruments, net	11,959	1,612	(32,092)	9,441	38,930
Post-employment benefits	45,251	41,583	189,603	192,724	229,767
Stock based remuneration	6,734	8,400	41,186	35,576	46,683
Income tax	(149,140)	(221,673)	(168,951)	295,391	304,314
Gains on disposal of property, plant and equipment	(13,236)	(4,391)	(41,109)	(69,510)	(43,340)
Results in operations with subsidiaries and associate company	185,559	649,204	414,507	721,682	58,223
Allowance for doubtful accounts	(7,402)	14,980	9,914	18,342	68,781
Provision for tax, labor and civil claims	(127,690)	20,219	(56,409)	(110,281)	347,882
Reversal of contingent liabilities, net	—	—	—	(929,711)	—
Interest income on investments	(15,173)	(11,459)	(49,745)	(75,387)	(107,980)
Interest expense on loans	296,861	289,748	1,177,686	1,323,448	1,540,797
Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)	—
Interest on loans with related parties	(351)	(95)	(545)	(95)	2,457
Reversal of net realisable value adjustment in inventory	1,637	(3,785)	8,228	(20,195)	(31,492)
	969,844	1,125,989	6,022,949	3,928,951	4,184,095
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	1,186,732	680,973	71,631	(54,690)	64,805
(Increase) Decrease in inventories	(40,994)	(509,534)	(2,427,473)	(1,269,455)	794,591
Increase in trade accounts payable	278,640	258,248	900,388	800,164	110,466
Decrease (Increase) in other receivables	4,997	(123,501)	(118,988)	(371,745)	(275,938)
Decrease in other payables	(449,415)	(64,752)	(1,160,626)	(56,909)	(287,487)
Dividends from jointly-controlled entities	6,218	9,822	55,357	40,644	124,495
Purchases of trading securities	(448,737)	(423,613)	(1,512,123)	(2,390,104)	(880,436)
Proceeds from maturities and sales of trading securities	655,292	1,660,164	1,629,595	2,905,411	1,089,972
Cash provided by operating activities	2,162,577	2,613,796	3,460,710	3,532,267	4,924,563

Interest paid on loans and financing	(363,442)	(287,179)	(1,162,364)	(1,330,116)	(1,240,165)
Income and social contribution taxes paid	(81,840)	(36,326)	(298,663)	(126,023)	(168,032)
Net cash provided by operating activities	1,717,295	2,290,291	1,999,683	2,076,128	3,516,366

Cash flows from investing activities
Purchases of property, plant and equipment	(360,100)	(271,275)	(1,194,934)	(873,329)	(1,323,891)
Proceeds from sales of property, plant and equipment, investments and other intangibles	2,244,925	4,388	4,021,251	554,457	308,694
Purchases of other intangibles	(25,241)	(12,384)	(67,388)	(37,939)	(54,044)
Advance for future investment in equity interest	(375,456)	—	(375,456)	—	—
Capital increase in jointly-controlled entity	—	—	—	(178,670)	—
Net cash provided (used) in investing activities	1,484,128	(279,271)	2,383,473	(535,481)	(1,069,241)

Cash flows from financing activities
Purchase of treasury shares	(93,685)	—	(243,396)	—	(95,343)
Dividends and interest on capital paid	(220,756)	(50,363)	(599,099)	(86,386)	(85,962)
Proceeds from loans and financing	1,596,573	2,481,638	2,560,789	3,265,860	2,455,371
Repayment of loans and financing	(4,294,202)	(5,285,187)	(6,000,433)	(7,241,401)	(4,605,406)
Intercompany loans, net	13,794	(323)	25,755	5,797	(6,492)
Net cash used in financing activities	(2,998,276)	(2,854,235)	(4,256,384)	(4,056,130)	(2,337,832)

Exchange variation on cash and cash equivalents	(108,199)	135,559	208,034	7,438	(693,990)

Increase (Decrease) in cash and cash equivalents	94,948	(707,656)	334,806	(2,508,045)	(584,697)
Cash and cash equivalents at beginning of period	2,795,196	3,262,994	2,555,338	5,063,383	5,648,080
Cash and cash equivalents at end of period	2,890,144	2,555,338	2,890,144	2,555,338	5,063,383